

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2016

<u>Via E-mail</u>
Danny Chan
Chief Executive Officer
Almost Never Films Inc.
13636 Ventura Blvd #475
Sherman Oaks, California 91423

  Re: **Almost Never Films Inc.**
    Registration Statement on Form S-1
    Filed December 1, 2016
    File No. 333-214857

Dear Mr. Chan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald E. Alper at (202) 551-3329 with any questions.

         Sincerely,

         /s/ Brigitte Lippmann (for)

         John Reynolds
         Assistant Director
         Office of Beverages, Apparel and
         Mining

cc: Matthew McMurdo, Esq.
 McMurdo Law Group, LLC